Exhibit 3.5

Number: 722009

I hereby certify that

EMPATAN PUBLIC LIMITED COMPANY

having, by a Special Resolution of the Company,

and with the approval of the Registrar of Companies,

changed its name, is now incorporated as a

PLC - Public Limited Company

under the name

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

and I have entered such name on the Register accordingly.

Given under my hand at Dublin, this

Friday, the 17th day of February, 2023

For Registrar of Companies